Exhibit 99.2
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

News Release
NOVA Chemicals Corporation Announces Pricing of Private Offering of $500 Million of Senior Notes due 2025
Calgary, Alberta (October 17, 2014) - NOVA Chemicals Corporation (“NOVA Chemicals”) announced today the pricing of the previously announced private offering of $500 million of senior notes due 2025. The senior notes will have an interest rate of 5% per annum and are being issued at a price of 100% of their face value. The closing of the offering of the senior notes is expected to occur on October 28, 2014, subject to customary closing conditions. NOVA Chemicals plans to use the net proceeds of the offering to redeem its existing $350 million in aggregate principal amount of 8.625% Senior Notes due 2019 on November 3, 2014, and to pay the fees and expenses associated therewith. The remaining net proceeds will be used for general corporate purposes.
The senior notes will be issued in reliance on the exemption from the registration requirements provided by Rule 144A and Regulation S of the United States Securities Act of 1933, as amended (the “Securities Act”). None of the senior notes have been registered under the Securities Act or the laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.
This news release does not constitute an offer to sell or the solicitation of an offer to buy any security, nor will there be any sale of any security in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state other jurisdiction.
About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of the International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi, United Arab Emirates.
Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Inquiries, please contact:
NOVA Chemicals
Investor inquiries, please contact:
Tracey Simpson
Leader, External Financial Reporting
E-mail: Tracey.Simpson@novachem.com
Media inquiries, please contact:
Pace Markowitz
Director, Communications
E-mail: Pace.Markowitz@novachem.com
NOVA Chemicals logo is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.
Forward-Looking Statements: This news release contains forward-looking statements regarding NOVA Chemicals' proposed offering of senior notes. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals' future results are detailed in the publicly filed disclosure documents of NOVA Chemicals. NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.